Form C

Cover Page

Name of issuer:

Just a Baby, Inc

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 7/13/2018

Physical address of issuer:

8 The Green
Suite A
Dover DE 19901

Website of issuer:

https://www.justababy.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

6,250

Price:

$10.00000

Method for determining price:

Dividing pre-money valuation $12,000,000.00 (or $9,600,000.00 for investors in the first $300,000.00) by number of shares outstanding on fully diluted basis.

Target offering amount:

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$368,688.00	$395,173.00
Cash & Cash Equivalents:	$17,669.00	$7,623.00
Accounts Receivable:	$16,488.00	$9,235.00
Short-term Debt:	$5,638.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$217,770.00	$91,132.00
Cost of Goods Sold:	$43,784.00	$36,247.00
Taxes Paid:	$0.00	$0.00
Net Income:	($135,807.00)	($16,922.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Just a Baby, Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Ryan	CEO	Just a Baby, Inc	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Ryan	Secretary	2017
Paul Ryan	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Paul Ryan	1065929.0 Class A Voting Common	88.8

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and

omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

THE PURCHASE OF SERIES SEED PREFERED STOCK IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Series Seed Preferred Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup and, like all startups, faces significant challenges establishing a profitable business.

Among other things, we must:

- Raise capital;

- Hire and retain qualified personnel;

- Develop effective and cost-effective marketing strategies;

- Manage our growth;

- Implement technology systems;

- Create brand awareness; and

- Develop and implement financial controls.

New Business Model: We are not aware of any other companies doing exactly what we plan to do. In some ways that's good, because it means we might be the first to recognize a great business opportunity, but it could also mean that we are trying to do something that can't be done profitably. Despite what we believe there is no guaranty that our business model will be successful.

Competition: If we are successful we expect to face competition from many other providers. Some of these providers could have far greater reach and resources than we have.

Reputational Risks: Our business is founded on the innate desire of human beings to have children. The same powerful desires that drive our business also means that we are involved on a day-to-day basis with intense emotions, which can range from unbounded joy to desperate disappointment and unhappiness. Whether because we make a mistake or otherwise, we could be subject to intense criticism from unhappy customers and even third parties. The internet being what it is, this could lead to severe damage to our reputation that could be difficult or impossible to repair.

Risk of Bad Behavior by Users: The intimate nature of the possible relationships among users of the Company's services almost guarantees that the services will be abused by some users and that other users will feel they are being abused even if they are not by objective standards. Stories of real or perceived abuse could be difficult for the Company to navigate.

Risk of Government Regulation: We could become subject to governmental regulation, which could limit the manner in which we do business, our charges and fees, our contracts with our customers, or even whether we do business at all.

Our $12 Million Pre-Money Valuation is Arbitrary: Our management team determined the $12 million pre-money valuation based on its estimate of the potential value of the Company today. However, that figure bears no relation to traditional valuation methods such as earnings multiples or book value. There is no assurance that the Company could actually be sold for $12 million or anything close to it.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $1.07M in this Offering but will begin to spend investor money if we raise as little as $50,000. This figure is completely arbitrary. If we raise only $50,000 it will have almost no affect on our business, i.e., it will allow us to achieve no significant business goal. Hence, earlier investors are taking a significantly greater risk than later investors.

Uninsured Losses: We will try to ensure that the Company is covered by insurance against certain risks. However, we may not carry insurance against all the risks we face, whether because we were not aware of the risks, they cannot be insured, or the insurance premiums are too high. Thus, it is possible that we will suffer a significant uninsured loss.

Need for Additional Capital: The Company will require more capital, but there is no assurance that additional capital will be available at the times or in the amounts needed, or on that, if capital is available, it will be available on acceptable terms. If we cannot raise more capital the Company may struggle or fail to reach its business goals in a reasonable timeframe or at all.

Future Securities Could Dilute Your Interests: The Company could issue other classes of securities with rights superior to those of the Series Seed Preferred Stock (including a superior right to distributions on liquidation) or sell stock at a lower effective price than you paid. In fact, if we raise capital in a large chunk from an institutional investor, such as a venture capital fund, it is almost certain that the new securities will have rights superior to the rights of the Series Seed Preferred Stock.

Securities Laws Risks: This Offering is being conducted under Reg CF. We will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and despite our efforts, it is plausible that we fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. Such an event could be catastrophic for our business.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying our Series Seed Preferred Stock only if you are willing to entrust all aspects of the Company's business to our management team.

Reliance on Management Team: Our Company relies on the efforts of just a few people. If a key member of the management team, especially Paul Ryan, were to die, become seriously ill, or leave the Company, it could damage our prospects severely.

We Don't Plan to Pay Dividends: We do not plan to pay dividends for the foreseeable future, instead investing any profits back into the growth of the business. Hence, you should not expect to receive any cash return on your investment for years.

Financial Projections are Purely Hypothetical: Financial projections can instill a false sense of security because numbers look certain. To the contrary, any financial projections we provide are purely hypothetical, based on our best guess as to future events over which we have no control, and should be taken with a whole box of salt. Financial projections and analysis can be useful and even necessary business tools but should be understood as just that, tools, and not as oracles.

No Market for the Series Seed Preferred Stock; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Series Seed Preferred Stock:

- Most important, there will be no public market, meaning you could have a hard time finding a buyer.

- By law, you may not sell your stock for one year except in very limited circumstances.

Taking the obstacles into account, you should plan to own your stock until the Company is sold or dissolved.

No Registration Under Securities Laws: Neither the Company nor the Series Seed Preferred Stock will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Series Seed Preferred Stock are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Series Seed Preferred Stock is being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (thus this Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- Members of our management team might prefer higher levels of compensation, while Investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after Investors believe it is prudent to do so.

- The interests of Investors could also conflict with the interests of other shareholders of the Company.

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management team might spend time on other endeavors at the same time.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Series Seed Preferred Stock. For example, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws significantly limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

The foregoing are not necessarily the only risks of investing. Please consult with your professional advisors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 28% toward new revenue streams, such as features which encourage signups

48% toward retention features and operational infrastructure improvements to support growth

16.5% toward marketing

7.5% towards Wefunder fees

If we raise: **$1,070,000**

Use of Proceeds: 24% toward new revenue channels

24% toward marketing

18.5% toward retention, such as adding features which help mitigate risks and help people on their path

13% toward new features around product referrals, a type of growth marketing where people share with their friends etc, which is the ultimate type of growth

13% for the onboarding process, helping people start their journey and achieve their goals and quickly and safely as possible

7.5% towards Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering

will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $12,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Just a Baby, Inc is offering up to 114,500 shares of Series Seed Preferred Stock, at a price per share of $10.00.

Investors in the first $300,000.00 of the offering will receive stocks at a price per share of $8.00, and a pre-money valuation of $9,600,000.00

The campaign maximum is $1,070,000.00 and the campaign minimum is $50,000.00.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and

Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred	1,000,000	0	No
Class B Non-Voting Common	8,000,000	0	No
Class A Voting Common	2,000,000	1,200,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Each holder of shares of Class A Voting Common Stock is entitled to one vote for each share of Class A Voting Common Stock. Holders of Class B Non-Voting Common Stock and Series Seed Preferred Stock do not have voting power.

Except with respect to voting rights, the rights, preferences, powers and privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and Class B Non Voting Common Stock are identical.

Description of Series Seed Preferred Stock

The Series Seed Preferred stock is a "preferred" kind of stock. Upon the sale of the Company, a liquidation, and other similar events the holders of Series Seed Preferred Stock would have the right to a full return of the price they paid for their shares before holders of the Class A Voting Common Stock or the Class B Non-Voting Common Stock receive anything. If there isn't enough money to repay all the holders of Series Seed Preferred Stock what they paid for their shares, they (but not the holders of Common Stock) would share in whatever money there is, based on the number of shares owned by each.

The holders of the Series Seed Preferred Stock have the right to convert their shares into shares of Class B Non-Voting Common Stock at any time, on a dollar-for-dollar basis (that is, one share of Class B Non-Voting Common Stock for each share of Series Seed Preferred Stock.)

The Series Seed Preferred Stock will automatically convert to Class B Non-Voting Common upon the closing of the sale of shares of Class B Non-Voting Common Stock in a public offering pursuant to an effective registration statement under the Securities Act of 1933.

Holders of the Series Seed Preferred Stock have the right to participate in any dividends paid by the Company, as if the Series Seed Preferred Stock had been converted into Class B Non-Voting Common Stock.

The Series Seed Preferred Stock does not have anti-dilution rights. Thus, the Company might sell other securities in the future at a lower effective price, which will "dilute" the Series Seed Preferred Stock.

The Series Seed Preferred Stock does not have preemptive rights. Thus, if the Company issues securities in the future, the holders of the Series Seed Preferred Stock do not have the right to buy the securities.

For a complete description of the terms of the Series Seed Preferred Stock, please see the Company's Certificate of Incorporation.

Comparison with Other Classes

The following summarizes the features of the Series Seed Preferred Stock and the other classes of securities:

Voting: Neither the Series Seed Preferred Stock nor the Class B Non-Voting Common Stock has the right to vote for the election of directors or on any other matter. Only the Class A Voting Common Stock has the right to vote.

Preference on Liquidation: Upon the sale of the Company, a liquidation, and other similar events the holders of Series Seed Preferred Stock would have the right to a full return of the price they paid for their shares before holders of the Class A Voting Common Stock or the Class B Non-Voting Common Stock receive anything.

Dividends: The Series Seed Preferred Stock, the Class A Voting Common Stock, and the Class B Non-Voting Common Stock all participate in dividends.

Anti-Dilution Rights: None of the Company's securities has anti-dilution rights.

Preemptive Rights: None of the Company's securities has preemptive rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of other outstanding securities of the Company do not have the right to modify or limit the rights associated with the Series Seed Preferred Stock without the consent of the holders of a majority of the issued and outstanding shares of Series Seed Preferred Stock. However, the Company has the right to issue additional securities with rights superior to those associated with the Series Seed Preferred Stock. See paragraph 20 below.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Holders of the Series Seed Preferred Stock will never have voting rights, even if their shares are converted to Class B Non-Voting Common Stock. Consequently, they entrust their investment wholly to the Company's management team. The management team could take many actions that would hurt the holders of the Series Seed Preferred Stock, including these:

- They could make bad decisions, harming the Company and causing the value of the Series Seed Preferred Stock to decline.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the Series Seed Preferred Stock.

- They could sell securities at a lower price, diluting the Series Seed Preferred Stock.

- They could pay themselves excessive compensation, harming the Company's business.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Risks Associated with Additional Issuances of Securities: The Company will likely issue additional securities in the future. New securities could affect the holders of the Series Seed Preferred Stock adversely in two ways. First, the new securities could have rights superior to the rights associated with the Series Seed Preferred Stock, including the right to receive distributions first. Second, if the new securities are sold at a lower price, they would "dilute" the interest of the Series Seed Preferred Stock.

Risks Associated with Redemptions: If the Company uses money to redeem (buy back) shares owned by existing stockholders, it will have that much less money to invest in and grow the business.

Risks Associated with Sales: The management of the Company might sell the Company too soon, too late, or for less than it should. Any of these events could harm the holders of the Series Seed Preferred Stock.

Risks Associated with Transactions with Related Parties: The Company has the right to enter into transactions with related parties including Directors, officers, and shareholders. For example, the Company has the right to pay salaries and bonuses to related parties, to issue stock options and other equity-flavored awards, and to enter into leases, management agreements, and other contracts. Any of these transactions includes a built-in conflict of interest because the same person is on both sides – for example, the CEO deciding on his own salary. There is no guaranty that the terms of these transactions will be fair to the Company in all instances.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Geidi Pty Ltd
Issue date	09/19/21
Amount	$5,639.00
Outstanding principal plus interest	$5,639.00 as of 04/20/22
Interest rate	0.0% per annum
Current with payments	Yes

The loan carries no interest, minimum monthly payment or maturity date. Management intends to repay the loan within the next year.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2019	Section 4(a)(2)		$55,879	General operations
6/2019	Section 4(a)(2)	SAFE	$125,256	General operations
6/2020	Section 4(a)(2)		$123,006	General operations
6/2020	Section 4(a)(2)	SAFE	$11,570	General operations
8/2021	Section 4(a)(2)	SAFE	$103,683	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Paul Ryan
Amount Invested	$55,879.00
Transaction type	Other
Issue date	06/14/19
Relationship	Board member

Capital contribution

Name	Paul Ryan
Amount Invested	$125,256.00
Transaction type	Safe
Issue date	06/14/19
Uncapped note	Yes
Relationship	Board Member

Relationship Board Member

Name Paul Ryan

Amount Invested $123,006.00

Transaction type Other

Issue date 06/14/20

Relationship Board member

Capital contribution

Name Paul Ryan

Amount Invested $11,570.00

Transaction type Safe

Issue date 06/14/20

Uncapped note Yes

Relationship Board Member

Name Paul Ryan

Amount Invested $103,683.00

Transaction type Safe

Issue date 08/14/21

Uncapped note Yes

Relationship Board Member

Name	Geidi Pty Ltd
Amount Invested	$5,639.00
Transaction type	Loan
Issue date	09/19/21
Outstanding principal plus interest	$5,639.00 as of 04/20/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Affiliated company

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Just-A-Baby gives anyone that's dreamt of being a parent the key to finding a match simply and easily. More than an app, Just a Baby is a community that helps find other potential people to have a baby with and open discussions of making it happen.

The fertility market is expected to grow from $23B to over $48B in less than 10 years. There are over 200M people around the world and 60 million people in the United States who want to have children. Over the next few years, we hope to create a new type of online community where people come together to support each other and achieve their life's goal. These projections are not guaranteed.

Milestones

Just a Baby, Inc was incorporated in the State of Delaware in July 2018.

Since then, we have:

- 25K+ monthly users and 315K+ app downloads

- $225K+ revenues over past 12 months

- Featured on NBC, Fox News, BBC, The View

- Co-founders have 15 yr working relationship, expertise in software dev. & product management

Historical Results of Operations

Our company was organized in July 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $217,770 compared to the year ended December 31, 2020, when the Company had revenues of $91,132. Our gross margin was 79.8% in fiscal year 2021, compared to 60.23% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $368,688, including $17,669 in cash. As of December 31, 2020, the Company had $395,173 in total assets, including $7,623 in cash.

- *Net Loss.* The Company has had net losses of $135,807 and net losses of $16,922 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $5,638 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $240,509 in SAFEs, $178,885 in capital contributions, and $5,639 in debt. The SAFEs were all converted to Class A Voting Common Stock in 2021.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital (taking into consideration that the founder intends to continue self-funding the business, if necessary).

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Just a Baby, Inc cash in hand is $13,508, as of April 2022. Over the last three months, revenues have averaged $22,147/month, cost of goods sold has averaged $5,529/month, and operational expenses have averaged $19,584/month, for an average burn rate of $2,966 per month. Our intent is to be profitable in 12 months.

Since the date our financial statements cover, we have been hiring four new personnel to help with product and growth initiatives. Additionally, all of our

new personnel to help with product and growth initiatives. Additionally, all of our SAFEs converted to shares of Class A Voting Common Stock, and we authorized Series Seed Preferred Stock to sell in this round.

Assuming the round closes within 3 months, we will then start hiring additional resources, which will increase expenses. The new resources will be focused on adding revenue streams and driving growth, so we expect revenue to continue increasing and at a faster pace once our new initiatives start taking effect.

Assuming a successful raise, we will ramp our spending. Revenue will lag, so in 6 months we estimate a monthly spend of $80k per month and revenue of $35k per month.

To hit our targets, we plan to considerably increase our team, spending more money than we'll earn for an estimate of 18 to 24 months. At this point we will re-assess whether we fund from profits or take further investments. The most likely scenario is that Just a Baby runs at least two more rounds of funding, raising approximately $10M over the next 36-48 months.

Decisions on future growth/funding, will be ultimately driven by our ability to rapidly and effectively respond to, satisfy and monetize, evolving customer needs. Returns to our shareholders are planned through customer success over the medium & long term.

Our CEO and Founder Paul Ryan has already contributed significant funds and continues to invest. He is willing and able to invest more funds as required. The purpose of this round is to rapidly increase product development and growth initiatives to gain market share and accelerate growth generally.

The above narrative include forward looking projections that are not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul Ryan, certify that:

(1) the financial statements of Just a Baby, Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Just a Baby, Inc included in this Form reflects accurately the information reported on the tax return for Just a Baby, Inc filed for the most recently completed fiscal year.

Paul Ryan
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.justababy.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Just a Baby Subscription Agreement
Just a Baby Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Paul Ryan

Appendix E: Supporting Documents

ttw_communications_85866_180956.pdf
Amended__Restated_Certificate_of_Incorporation_-_Just_A_Baby_Final.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Just a Baby, Inc

By

Paul Ryan

CEO and Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Ryan

CEO and Founder
4/21/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.